Exhibit 99.2

VOTE ON INTERNET Go to http://www.vstocktransfer.com/proxy Click on Proxy Voter Login and log-on using the below control number. Voting will be open until 11:59 p.m. (EDT) on October 27, 2024. CONTROL # VOTE BY MAIL Mark, sign and date your consent and return it in the envelope we have provided to 18 Lafayette Place, Woodmere, NY 11598. SPECIMEN 1 MAIN STREET ANYWHERE PA 99999-9999 VOTE BY E-MAIL Mark, sign and date your proxy card and send it to vote@vstocktransfer.com. VOTE IN PERSON If you would like to vote in person, please attend the Annual Meeting to be held on October 29, 2024 at 9:30 AM local Beijing, China time (9:30 PM Eastern Daylight Time on October 28, 2024), at Room 1104, 9 East 3rd Ring Middle Road, Chaoyang District, Beijing, People’s Republic of China. Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope. All votes must be received by 11:59 p.m. EDT on October 27, 2024/11:59 a.m. Beijing, China time on October 28, 2024. Annual Meeting of Shareholders - TDH Holdings, Inc. DETACH CARD HERE TO VOTE BY MAIL THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH DIRECTOR NOMINEE. 1. To reelect Dandan Liu and Feng Zheng to serve as Class A directors until the 2027 Annual Meeting of Shareholders or until a successor is duly appointed. FOR ALL NOMINEES LISTED BELOWWITHHOLD AUTHORITY TO VOTE FOR (except as marked to the contrary below)ALL NOMINEES LISTED BELOW INSTRUCTION: TO WITHHOLD AUTHORITY TO VOTE FOR ONE OR MORE INDIVIDUAL NOMINEES STRIKE A LINE THROUGH THE NOMINEES’ NAMES BELOW: 01 Dandan Liu 02 Feng Zheng THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” RATIFICATION OF THE SELECTION OF YCM CPA INC. 2. To ratify the appointment of YCM CPA Inc. as the Company’s independent registered public accounting firm for the year ending December 31, 2024. FOR AGAINST ABSTAIN Date Signature Signature, if held jointly Note: Please sign exactly as your name or names appear on this Proxy. If Shares are held jointly, each holder should sign. When signing as a executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If the signer is a partnership, please sign in partnership name by authorized person. To change the address on your account, please check the box at right and indicate your new address. SPECIMEN AC:ACCT9999 90.00

TDH HOLDINGS, INC. Proxy for the Annual Meeting of Shareholders TO BE HELD ON OCTOBER 29, 2024 9:30 a.m. Local Beijing, China Time (9:30 p.m. Eastern Daylight Time, October 28, 2024) DETACH CARD HERE TO VOTE BY MAIL TDH HOLDINGS, INC. THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS The undersigned, having received notice of the meeting and management’s Proxy Statement therefore, and revoking all prior proxies, hereby appoints Dandan Liu, as proxy to represent and vote and act upon the following matters in respect of all shares of Common Shares of TDH HOLDINGS, Inc. (the “Company”), which the undersigned held of record on September 19, 2024 and will be entitled to vote if personally present at the Annual Meeting of the Shareholders of the Company to be held on October 29, 2024 at 9:30 AM local Beijing, China time (9:30 PM Eastern Daylight Time on October 28, 2024), at Room 1104, 9 East 3rd Ring Middle Road, Chaoyang District, Beijing, People’s Republic of China, and at any adjournment or postponement thereof. The proxies are further authorized to vote, in their discretion, upon such other business as may properly come before the meeting. This proxy, when properly executed, will be voted as directed herein. If no direction is made, the proxy shall be voted “FOR” the election of the nominees to the board of directors, and “FOR” the ratification of YCM CPA Inc. In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting or any postponements or adjournments of the meeting. Please check here if you plan to attend the Annual Meeting of Shareholders on October 29, 2024 at 9:30 a.m. local Beijing, China time. Electronic Delivery of Future Proxy Materials: If you would like to reduce the costs incurred by TDH Holdings, Inc. in mailing materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via email or the internet. To sign up for electronic delivery, please provide your email address below and check here to indicate you consent to receive or access proxy materials electronically in future years. Email Address: PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE (Continued and to be signed on Reverse Side)